February 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:      Costa Rica Paradise, Inc.
            Registration Statement on Form S-1
            Filed February 2, 2009
            File No. 333-157066

Dear Mr. Gibson:

We represent Costa Rica Paradise, Inc. (the "Company").  We are in receipt of your letter dated February 20, 2009 regarding the above referenced filing.  The following are our responses.

General

  We note that the company will pay consulting fees in connection with this offering and has filed a consulting agreement as an exhibit. In the business section, please discuss the principal terms of the consulting agreement and what services the consultant has performed and/or will perform for the company.

  Answer:   The business section of the S-1 has been revised to discuss the principal terms of the consulting agreement and the services the consultant is performing for the company.

  Please state the names of the promoter(s), the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the registrant and the nature and amount of any services or other consideration therefore received or to be received by the registrant. Please see Item 404(c) of Regulation S-K and Rule 405 of Regulation C for the definition of promoter.

  Answer:   This section has been revised to disclose the names of the promoter(s) as well as the nature and amount of any value received by the promoter from the Company under the caption entitled "Transactions with Related Persons, Promoters and Certain Control Persons" under the Director, Executive Officers, Promoters and Control Persons section, previous filed as the Management section.

Very truly yours,

ANSLOW & JACLIN, LLP
By: ANSLOW &JACLIN, LLP